KOMERČNÍ BANKA, a. s.
P.O. BOX 839
114 07 PRAHA 1
Fax No.: 420- 2- 24229483
Tel.No.: 420- 2 - 224 32005

Registration No.
82- 4154

SUPPL

FACSIMILE MESSAGE

To: *Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549*

Attn: Special Counsel, Office of International Corporate Finance

Fax No.: 001 202 9429 525

From: Ms Sylva Floriková,
Compliance
Komerční banka, a. s., Prague, Czech Republic

Number of pages : 2
(including this page)

Date: 29. 3. 2002

Subject:: Conclusion of the agreement of sale

02028137

Dear Sirs,

We are sending you Notice of Conclusion of the agreement of sale of part of enterprise Société Générale S. A., Branch Prague, to Komerční banka, a. s.

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

Yours Sincerely,

v. z. Florikova

Sylva Floriková
Director of Compliance

dw 4/1

KOMERČNÍ BANKA a.s.
Prague 1, Na Příkopě 33, building identification number 969, post code 114 07
Registration number 45 31 70 54
Incorporated in the Commercial Register maintained with the Municipal Court in Prague, Section B, File No. 1360.

Prague, 29 March 2002
Ref.: 34/03/02

NOTICE

Conclusion of the agreement of sale of part of enterprise Société Générale S. A., Branch Prague, to Komerční banka, a. s.

On 28th March 2002, Komerční banka, a. s., with registered office at Prague 1, Na Příkopě 33, building identification number 969, post code 114 07, registration number: 45317054, incorporated in the Commercial Register maintained with the Municipal Court in Prague, Section B, File No.1360 entered into the agreement of sale of part of the enterprise SOCIÉTÉ GÉNÉRALE S. A. with registered office at 29, BLD Haussmann, 75009 Paris, France, Incorporation No. in the French Commercial Register: R. C. S. Paris B 552 120 222 (1955B12022).

The subject matter of the agreement is the sale of a part of the enterprise represented by the Czech Branch of SOCIETE GENERALE, Branch Prague, located at Prague 8, Pobřežní 3, post code 186 00, incorporated in the Commercial Register maintained with the Municipal Court in Prague, Section A, File No. 23517 at the purchase price of one billion thirty million Czech crowns (CZK 1,030,000,000) which had been agreed to by the parties.

The transfer of the part of the enterprise will take place as at 31 March 2002 on 24:00 o'clock.

Alexis Juan
Chairman of the Board of Directors
Komerční banka, a. s.

Peter Palečka
Vice Chairman of the Board of Directors
Komerční banka, a. s.

KOMERČNÍ BANKA, a. s.
P.O. BOX 839
114 07 PRAHA 1
Fax No.: 420- 2- 24229483
Tel.No.: 420- 2 - 224 32005

SUPPL

Registration No.
4154

FACSIMILE MESSAGE

To: *Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549*

Attn: Special Counsel, Office of International Corporate Finance

Fax No.: 001 202 9429 525

From: Ms Sylva Floríková,
Compliance
Komerční banka, a. s., Prague, Czech Republic

Number of pages : 2
(including this page)

Date: 29. 3. 2002

Subject:: The principal shareholders

Dear Sirs,

We are sending you The principal shareholders of Komerční banka, a. s. as of 21.3.2002.

Yours Sincerely,

Sylva Floríková
Director of Compliance

KOMERČNÍ BANKA a.s.

THE PRINCIPAL SHAREHOLDERS OF KOMERČNÍ BANKA, a. s.

as of 21. 3. 2002

SHAREHOLDER	HEAD OFFICE	NUMBER OF SHARES	PROPORTION OF EQUITY
SOCIETE GENERALE	29 BLD HAUSSMANN, PARIS	22,806,227	60.001%
BANK OF NEW YORK ADR DEPARTMENT	101 Barclay Street, New York	2,796,786	7.358%
OTHER SHAREHOLDERS		12,406,839	32.641%


PROPORTION OF KB EQUITY
SOCIETE GENERALE
BANK OF NEW YORK ADR DEPARTMENT
OTHER SHAREHOLDERS